FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2008

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant's name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes   No   X

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate ", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage (including as a result of adverse changes in credit markets that affect our ability to raise capital when needed); adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.







sappi

quarter results
ended March
2008

Quarter 2

sappi

Sales by product group *



Coated fine paper	64%	Commodity paper	8%
Uncoated fine paper	4%	Pulp	14%
Coated specialities	9%	Other	1%

Sales: where the product is manufactured *



North America	28%	Southern Africa	25%
Europe	47%		

Sales: where the product is sold *



North America	30%	Southern Africa	15%
Europe	41%	Asia and other	14%

Geographic ownership **



South African	72%	Europe and ROW †	10%
North America	18%		

** for the six months ended March 2008*
*** as at 31 March 2008*
† Rest of World

magno HannoArt Lustro royal triple green print
McCoy Typek Somerset Opus tempo Flo

Financial highlights

■ Operating profit excluding special items improved to US$97 million

■ Special items US$124 million (pre-tax) – primarily plantation fair value

■ Basic EPS 68 US cents (inclusive of special items)

■ Prices up but only marginally so in Europe

■ Continued input cost pressure

■ Saiccor expansion on track

Summary

	Quarter ended			Half-year ended	
	March 2008	Dec 2007	March 2007	March 2008	March 2007
Key figures: (US$ million)					
Sales	1,473	1,377	1,318	2,850	2,585
Operating profit	221	91	117	312	209
Special items – (gains) losses *	(124)	1	(44)	(123)	(73)
Operating profit excluding special items	97	92	73	189	136
EBITDA excluding special items **	190	188	167	378	325
Basic EPS (US cents)	68	18	25	86	38
Net debt *	2,661	2,495	2,236	2,661	2,236
Key ratios: (%)					
Operating profit to sales	15.0	6.6	8.9	11.0	8.1
Operating profit excluding special items to sales	6.6	6.7	5.5	6.6	5.3
EBITDA excluding special items to sales	12.9	13.7	12.7	13.3	12.6
Operating profit excluding special items to average net assets *	8.9	8.3	7.3	8.6	6.9
Return on average equity (ROE) *	35.9	9.3	15.7	22.6	12.2
Net debt to total capitalisation *	50.3	45.6	46.2	50.3	46.2

* Refer to page 17, Supplemental Information for the definition of the term.

** Refer to page 18, additional information in Supplemental Information for the reconciliation of EBITDA excluding special items to profit for the period.

Comment

Our profitability improved in the quarter compared to a year ago and to the prior quarter. The performance of our southern African businesses was supported by good demand, increasing prices and a weaker Rand against the Dollar. Production was, however, unfavourably impacted by national power curtailment and lower output at Saiccor. Sappi Fine Paper North America continued its improving trend as a result of higher prices and improved operating efficiencies and cost control, but margins remain under pressure from rising input costs. Our key challenge remains to restore Sappi Fine Paper Europe to acceptable profitability. We have achieved limited coated fine paper price increases in parts of Europe which have been insufficient to recover the increasing input costs.

Pulp prices have continued to increase with NBSK increasing to an average of US$880 per ton from an average of US$840 per ton in the previous quarter. As the group sells slightly more pulp than it purchases, the increase in pulp prices is beneficial for the group; however, our European business is a large net buyer of pulp and its margins are therefore squeezed by high pulp prices.

Our sales increased 11.8% compared to a year ago to US$1,473 million in the quarter, largely as a result of price increases and the strengthening of the Euro against the Dollar.

Operating profit excluding special items for the quarter increased by 33% compared to a year ago, to US$97 million. Special items of US$124 million include a favourable plantation fair value adjustment of US$118 million, mostly as a result of wood price increases in South Africa. Details of special items are set out in note 4. Operating profit was US$221 million, 89% higher than a year ago.

Net finance costs for the quarter were US$27 million compared to US$33 million a year ago. The change reflects the benefit of lower interest rates under certain fixed to floating interest rate swaps implemented in 2002.

Taxation for the quarter of US$39 million represents an effective tax rate of 20% for the quarter after the favourable effect of the reduction in the South African tax rate from 29% to 28% during the quarter.

Basic EPS was 68 US cents for the quarter (which included the favourable impact of special items) compared to 25 US cents a year ago.

Cash flow and debt

Cash generated by operations was US$176 million for the quarter compared to US$157 million a year ago. The increase was a result of improved operating performance and a reclassification of US$31 million, included in Other Non-Cash Items in the quarter ended December 2007, to Net Finance costs paid in the current quarter. This was partly offset by post employment benefit payments of US$39 million which was US$21 million higher than the equivalent quarter last year. Post employment payments are expected to be US$84 million for the full year compared to US$101 million in the previous year, and to decline further in 2009.

Working capital increased US$30 million during the quarter primarily as a result of increased receivables which in turn was the result of increased sales and the strength of the Euro against the Dollar.

Capital expenditure on property, plant and equipment was US$165 million, of which US$75 million related to the purchase of previously leased equipment and US$65 million to the Saiccor expansion project. During the next quarter a similar amount will be spent on the Saiccor project.

Net debt was US$2,661 million at quarter end, an increase of US$166 million during the quarter of which currency movement represented US$100 million. Financing for the US$75 million purchase of leased equipment contributed to the increase in net debt. Net debt was reduced by US$41 million of cash which was not deducted from net debt in the previous quarter because its use was restricted in that period. Current interest-bearing borrowings of US$935 million include US$377 million of securitised debtors under a facility which in the normal course is expected to run until 2012.

Net debt to total capitalisation was 50.3% at quarter end compared to 45.6% for the prior quarter. The change was due to an increase in net debt and a reduction in equity caused by exchange rate movements.

Operating review for the quarter

Sappi Fine Paper

	Quarter ended March 2008 US$ million	Quarter ended March 2007 US$ million	% change	Quarter ended Dec 2007 US$ million
Sales	1,209	1,057	14.4	1,109
Operating profit	47	49	(4.1)	31
Operating profit to sales (%)	3.9	4.6	–	2.8
Special items * (gains)	(2)	(32)	–	–
Operating profit excluding special items	45	17	164.7	31
Operating profit excluding special items to sales (%)	3.7	1.6	–	2.8
EBITDA excluding special items	120	90	33.3	106
EBITDA excluding special items to sales (%)	9.9	8.5	–	9.6
RONOA pa (%)	5.5	2.2	–	3.9

* See note 4 to the financial statements on page 14.

The performance of the fine paper business improved further in the quarter with improved margins in North America and South Africa. In these markets price improvements have helped us offset continued input cost pressure. In Europe average price improvements have been marginal and not sufficient to offset these input cost increases and restore margins to acceptable levels.

The speciality paper businesses in Europe and North America performed strongly in the quarter.

Sales volumes improved by 5% compared to a year ago and average prices realised in Dollar terms increased approximately 9%, partly as a result of currency movements.

Europe

	Quarter ended March 2008 US$ million	Quarter ended March 2007 US$ million	% change (US$)	% change (Euro)	Quarter ended Dec 2007 US$ million
Sales	697	597	16.8	2.2	638
Operating profit	18	44	(59.1)	(63.6)	19
Operating profit to sales (%)	2.6	7.4	–	–	3.0
Special items * (gains)	(2)	(32)	–	–	(2)
Operating profit excluding special items	16	12	33.3	22.2	17
Operating profit excluding special items to sales (%)	2.3	2.0	–	–	2.7
EBITDA excluding special items	61	56	8.9	(4.7)	62
EBITDA excluding special items to sales (%)	8.8	9.4	–	–	9.7
RONOA pa (%)	3.1	2.6	–	–	3.5

* See note 4 to the financial statements on page 14.

Although prices of coated fine paper in Euro terms have edged up marginally in some markets compared to the prior quarter, they remain below the levels of a year ago. The weakening of the US Dollar and British Pound relative to the Euro reduced price realisation in Euro terms.

Our sales volume increased 5% compared to a year ago. Sales value in US Dollars increased 16.8% largely as a result of volume increases and the impact of the weakening of the Dollar against the Euro. For the half year sales volume increased approximately 2%.

Industry shipments increased 2% for coated fine paper compared to a year ago.

Demand for our products remained firm and industry order books were strong.

We continue to manage our costs, offsetting the continued input cost pressures to a large extent; however, profitability is unlikely to be restored to acceptable levels without material increases in prices.

North America

	Quarter ended March 2008 US$ million	Quarter ended March 2007 US$ million	% change	Quarter ended Dec 2007 US$ million
Sales	423	371	14.0	384
Operating profit	26	3	766.7	11
Operating profit to sales (%)	6.1	0.8	–	2.9
Special items * losses	–	–	–	2
Operating profit excluding special items	26	3	766.7	13
Operating profit excluding special items to sales (%)	6.1	0.8	–	3.4
EBITDA excluding special items	51	29	75.9	40
EBITDA excluding special items to sales (%)	12.1	7.8	–	10.4
RONOA pa (%)	9.7	1.1	–	5.0

* See note 4 to the financial statements on page 14.

Our North American business has shown a steadily improving profit trend as a result of improvements across all disciplines. Demand for coated fine paper in reel form remains strong and prices continue to improve; however, in sheet form the markets continue to be negatively influenced by low priced imports. Strong pulp prices contributed to the improved performance because the North American business is a net seller of pulp.

Our sales volume increased 7% for the quarter and sales in US Dollars increased 14%, compared to a year ago.

We continue to reduce our raw material and energy consumption; however, pressure on the prices of our major inputs more than offset these improvements during the quarter.

South Africa

	Quarter ended March 2008 US$ million	Quarter ended March 2007 US$ million	% change (US$)	% change (Rand)	Quarter ended Dec 2007 US$ million
Sales	89	89	–	4.2	87
Operating profit	3	2	50.0	57.1	1
Operating profit to sales (%)	3.4	2.2	–	–	1.1
Special items *	–	–	–	–	–
Operating profit excluding special items	3	2	50.0	57.1	1
Operating profit excluding special items to sales (%)	3.4	2.2	–	–	1.1
EBITDA excluding special items	8	5	60.0	66.7	4
EBITDA excluding special items to sales (%)	9.0	5.6	–	–	4.6
RONOA pa (%)	8.6	4.9	–	–	2.6

* See note 4 to the financial statements on page 14.

The business has started to restore its margins through a combination of cost control and improved price realisation. Increasing wood, pulp, energy and labour costs continue to exert pressure on profitability.

Forest Products

	Quarter ended March 2008 US$ million	Quarter ended March 2007 US$ million	% change (US$)	% change (Rand)	Quarter ended Dec 2007 US$ million
Sales	264	261	1.1	5.5	268
Operating profit	172	69	149.3	159.7	55
Operating profit to sales (%)	65.2	26.4	–	–	20.5
Special items * (gains) losses	(122)	(12)	–	–	1
Operating profit excluding special items	50	57	(12.3)	(8.6)	56
Operating profit excluding special items to sales (%)	18.9	21.8	–	–	20.9
EBITDA excluding special items	67	78	(14.1)	(10.4)	77
EBITDA excluding special items to sales (%)	25.4	29.9	–	–	28.7
RONOA pa (%)	11.3	15.6	–	–	12.9

* See note 4 to the financial statements on page 14.

The business performance in the quarter was supported by good demand, improving pulp and paper prices and the weaker Rand. Inflationary pressure, particularly wood, energy and labour costs, however, remain a concern.

Results were also unfavourably impacted by reduced production and sales volumes as a result of some production problems at Saiccor and by the power disruptions early in the quarter. After a major 3-4 day disruption we reached an agreement with the national utility in terms of which we will meet their requirement to reduce our purchases by generating more of our own power; however, doing so is more costly. Since then we have operated without, and do not foresee, major disruptions.

Production at the Kraft mills continued to improve during the quarter.

Special items were US$122 million for the quarter, predominantly due to plantation fair value gains of US$118 million mostly as a result of wood price increases.

The Saiccor expansion project is nearing completion with many of the construction areas currently undergoing commissioning tests. Start-up is expected during June 2008. The expansion includes power generation which after start-up will increase our power self-sufficiency and reduce power purchases.

Directors

Eugene van As retired as Chairman of the board and as a non-executive director of Sappi Limited with effect from the conclusion of the Annual General Meeting held on 03 March 2008.

Dr Danie Cronjé was appointed independent non-executive Chairman of the Sappi Limited board effective upon Mr van As' retirement.

Outlook

Global capacity utilisation remains reasonably high with limited new capacity coming on stream within the next year. Prices for coated fine paper continue to strengthen in most regions in US Dollar terms. Improved price realisation in Europe is, however, essential in order to achieve a much needed improvement in margin.

Pulp prices remain high supported by strong demand, particularly from Asia, and the weaker US Dollar.

While market conditions in terms of demand are generally favourable in our industry, we cannot ignore the potential impact of economic slow-downs in North America and Europe on our business.

Operating performance of our southern African operations is expected to remain strong and in North America we expect the improving trend to continue on a year on year basis. Europe's performance will remain under pressure as a result of the pricing situation and high input costs. Manufacturing and logistics efficiencies and tight control over costs remain essential to manage the effect of high energy, pulp and wood costs and labour cost inflation.

Our net debt is expected to start declining towards the end of the financial year following the completion of the Saiccor expansion project. Improved cash generation, continued attention to working capital and capital expenditure management will remain priorities.

Operating profit excluding special items is expected to improve in the next quarter compared to a year ago.

On behalf of the board

R J Boëttger	M R Thompson	
Director	Director	06 May 2008

sappi limited

(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN: ZAE000006284

forward-looking statements

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Group income statement

	Notes	Quarter ended Mar 2008 US$ million	Quarter ended Mar 2007 US$ million	% change	Reviewed Half-year ended Mar 2008 US$ million	Reviewed Half-year ended Mar 2007 US$ million	% change
Sales		1,473	1,318	11.8	2,850	2,585	10.3
Cost of sales		1,162	1,141		2,354	2,233	
Gross profit		311	177	75.7	496	352	40.9
Selling, general & administrative expenses		102	93		199	181	
Other operating income		(7)	(30)		(6)	(34)	
Share of profit from associates and joint ventures		(5)	(3)		(9)	(4)	
Operating profit	3 & 4	221	117	88.9	312	209	49.3
Net finance costs		27	33		55	70	
Net interest		26	37		63	73	
Finance cost capitalised		(6)	(3)		(15)	(4)	
Net foreign exchange gains		(4)	(4)		(5)	(6)	
Net fair value loss on financial instruments		11	3		12	7	
Profit before taxation		194	84	131.0	257	139	84.9
Taxation		39	26		60	51	
Current		1	9		4	15	
Deferred		38	17		56	36	
Profit for the period		155	58	167.2	197	88	123.9
Basic earnings per share (US cents)		68	25		86	38	
Weighted average number of shares in issue (millions)		228.8	227.7		228.7	227.4	
Diluted basic earnings per share (US cents)		67	25		85	38	
Weighted average number of shares on fully diluted basis (millions)		230.6	230.4		230.5	229.6	

Group balance sheet

	Reviewed Mar 2008 US$ million	Audited Sept 2007 US$ million
ASSETS		
Non-current assets	**4,641**	4,608
Property, plant and equipment	3,531	3,491
Plantations	635	636
Deferred taxation	58	60
Other non-current assets	417	421
Current assets	**1,710**	1,736
Inventories	801	712
Trade and other receivables	708	660
Cash and cash equivalents	201	364
Total assets	**6,351**	6,344
EQUITY AND LIABILITIES		
Shareholders' equity		
Ordinary shareholders' interest	**1,677**	1,816
Non-current liabilities	**2,656**	2,612
Interest-bearing borrowings	1,905	1,828
Deferred taxation	387	385
Other non-current liabilities	364	399
Current liabilities	**2,018**	1,916
Interest-bearing borrowings	935	771
Bank overdraft	22	22
Other current liabilities	953	998
Taxation payable	108	125
Total equity and liabilities	**6,351**	6,344
Number of shares in issue at balance sheet date (millions)	**228.8**	228.5

Group cash flow statement

	Quarter ended March 2008 US$ million	Quarter ended March 2007 US$ million	Reviewed Half-year ended March 2008 US$ million	Reviewed Half-year ended March 2007 US$ million
Profit for the period	155	58	197	88
Adjustment for:				
Depreciation, fellings and amortisation	112	111	229	223
Taxation charge	39	26	60	51
Net finance costs	27	33	55	70
Post employment benefits **	(39)	(18)	(53)	(45)
Other non-cash items ***	(118)	(53)	(157)	(105)
Cash generated from operations **	176	157	331	282
Movement in working capital	(30)	(5)	(163)	(44)
Net finance costs paid ***	(8)	(22)	(67)	(68)
Taxation (paid) received	(9)	1	(16)	(3)
Dividends paid *	(73)	(68)	(73)	(68)
Cash retained from operating activities	56	63	12	99
Cash utilised in investing activities **	(164)	(18)	(253)	(146)
	(108)	45	(241)	(47)
Cash effects of financing activities	(118)	(39)	105	55
Net movement in cash and cash equivalents	(226)	6	(136)	8

*   Dividend number 84: 32 US cents per share (2007: 30 US cents per share)

Reclassifications

** Cash outflows relating to contributions to post employment benefit funds previously reflected in cash utilised in investing activities, have been included in cash generated from operations.

***A US$31 million outflow, included in "Other non-cash items" in the quarter ended December 2007 has been reclassified to "Net finance costs paid" in the current quarter, with the resulting impact on "Cash generated from operations". There is no impact on the movement for the half-year ended March 2008.

Group statement of recognised income and expense

	Quarter ended March 2008 US$ million	Quarter ended March 2007 US$ million	Reviewed Half-year ended March 2008 US$ million	Reviewed Half-year ended March 2007 US$ million
Exchange differences on translation of foreign operations	(262)	(35)	(272)	78
Sundry other movements in equity	–	3	2	–
Net (expense) income recorded directly in equity	(262)	(32)	(270)	78
Profit for the period	155	58	197	88
Total recognised (expense) income for the period	(107)	26	(73)	166

Notes to the group results

1. **Basis of preparation**

   The condensed financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. The accounting policies and methods of computation used in the preparation of the results are consistent, in all material respects, with those used in the annual financial statements for September 2007 which are compliant with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

   The preliminary results for the six month period ended March 2008 have been reviewed in terms of the International Standard on Review Engagements 2410 by the group's auditors, Deloitte & Touche. Their unmodified review report is available for inspection at the company's registered offices. The results for the quarters ended March 2008 and December 2007 have not been audited or reviewed on a stand-alone basis by the auditors.

   Comparative figures – Cash outflows relating to contributions to post employment benefit funds previously reflected in cash utilised in investing activities, have been included in cash generated from operations.

2. **Reconciliation of movement in shareholders' equity**

	Reviewed Half-year ended March 2008 US$ million	Reviewed Half-year ended March 2007 US$ million
Balance – beginning of year	1,816	1,386
Total recognised (expense) income for the period	(73)	166
Dividends paid	(73)	(68)
Transfers to participants of the share purchase trust	3	8
Share based payment reserve	4	2
Balance – end of period	1,677	1,494

3. **Operating profit**

	Quarter ended March 2008 US$ million	Quarter ended March 2007 US$ million	Reviewed Half-year ended March 2008 US$ million	Reviewed Half-year ended March 2007 US$ million
Included in operating profit are the following non-cash items:				
Depreciation and amortisation	93	94	189	189
Fair value adjustment on plantations (included in cost of sales)				
Changes in volume				
Fellings	19	17	40	34
Growth	(17)	(18)	(35)	(35)
	2	(1)	5	(1)
Plantation price fair value adjustment	(118)	(12)	(117)	(41)
	(116)	(13)	(112)	(42)

Included in other operating income are items (b), (c), (d) and (e) as disclosed in note 4.

notes to the group results

4. **Special items**

   Special items cover those operating items which management believe are material by nature or amount to the results and require separate disclosure in accordance with IAS 1 paragraph 86. Such items would generally include profit and loss on disposal of property, investments and businesses, asset impairments, restructuring charges, natural disasters and non-cash gains or losses on the price fair value adjustment of plantations.

   Special items, excluding interest and tax effects, for the relevant periods are:

	Quarter ended March 2008 US$ million	Quarter ended March 2007 US$ million	Reviewed Half-year ended March 2008 US$ million	Reviewed Half-year ended March 2007 US$ million
(a) Plantation price fair value adjustment	(118)	(12)	(117)	(41)
(b) Restructuring provisions released	(2)	(7)	(3)	(7)
(c) Profit on sale of assets	(3)	(25)	(4)	(25)
(d) Fire, flood, storm and related events	(1)	–	(1)	–
(e) Asset impairments	–	–	2	–
	(124)	(44)	(123)	(73)

5. **Headline earnings per share**

	Quarter ended March 2008 US$ million	Quarter ended March 2007 US$ million	Reviewed Half-year ended March 2008 US$ million	Reviewed Half-year ended March 2007 US$ million
Headline earnings per share (US cents)	66	17	85	30
Weighted average number of shares in issue (millions)	228.8	227.7	228.7	227.4
Diluted headline earnings per share (US cents) *	65	17	85	30
Weighted average number of shares on fully diluted basis (millions)	230.6	230.4	230.5	229.6
Calculation of Headline earnings *				
Profit for the period	155	58	197	88
Profit on disposal of property, plant & equipment	(3)	(25)	(4)	(25)
Asset impairments	–	–	2	–
Tax effect of above items	(1)	6	–	6
Headline earnings	151	39	195	69

* Headline earnings disclosure is required by the JSE Limited.

	Quarter ended March 2008 US$ million	Quarter ended March 2007 US$ million	Half-year ended March 2008 US$ million	Half-year ended March 2007 US$ million
6. **Capital expenditure**				
Property, plant and equipment	165	76	274	214

	March 2008 US$ million	Sept 2007 US$ million
7. **Capital commitments**		
Contracted	130	188
Approved but not contracted	167	249
	297	437

notes to the group results

8. Contingent liabilities

	March 2008 US$ million	Sept 2007 US$ million
Guarantees and suretyships	53	43
Other contingent liabilities *	7	26
	60	69

* The decrease in contingent liabilities reflects management's revised estimate of losses which could arise from taxation queries to which certain group companies are subject. These amounts have now been recognised as liabilities.

9. Material balance sheet movements
    ### Restricted cash
    In the quarter ended 31 December 2007, the company classified US$41 million of cash as specifically restricted to settle certain post retirement medical liabilities, which did not result in any movement of cash and cash equivalents for cash flow statement purposes. In the current quarter, certain agreements were finalized which now permit the group to direct the use of this cash. Therefore, management now considers this cash to be unrestricted. In the quarter ended 31 December 2007, the restricted cash was not taken into account in the determination of "net debt". However, in the current quarter the company has reduced net debt by this cash which is now considered to be unrestricted.

    ### Current and non-current interest bearing borrowings
    The movement on these balances between September 2007 and March 2008 is largely due to (i) US$146 million of expenditure on the Saiccor expansion project, (ii) financing for the purchase of leased equipment for US$75 million and (iii) US$137 million of currency movements and fair value adjustments.

    ### Taxation
    The movement is a result of certain tax liabilities which the group has settled in the past six months.

Notes

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Supplemental information

general definitions

Average – averages are calculated as the sum of the opening and closing balances for the relevant period divided by two

Fellings – the amount charged against the income statement representing the standing value of the plantations harvested

NBSK – Northern Bleached Softwood Kraft pulp. One of the main varieties of market pulp, mainly produced from spruce trees in Scandinavia, Canada and north eastern USA. The NBSK is a benchmark widely used in the pulp and paper industry for comparative purposes

SG&A – selling, general and administrative expenses

Non-GAAP measures

The group believes that it is useful to report these non-GAAP measures for the following reasons:

– these measures are used by the group for internal performance analysis;

– the presentation by the group's reported business segments of these measures facilitates comparability with other companies in our industry, although the group's measures may not be comparable with similarly titled profit measurements reported by other companies; and

– it is useful in connection with discussion with the investment analyst community and debt rating agencies.

These non-GAAP measures should not be considered in isolation or construed as a substitute for GAAP measures in accordance with IFRS.

EBITDA excluding special items – earnings before interest (net finance costs), tax, depreciation, amortisation and special items

Headline earnings – as defined in circular 8/2007 issued by the South African Institute of Chartered Accountants, separates from earnings all separately identifiable re-measurements. It is not necessarily a measure of sustainable earnings. It is a listing requirement of the JSE Limited to disclose headline earnings per share

Net debt – current and non-current interest-bearing borrowings, and bank overdrafts (net of cash, cash equivalents and short-term deposits)

Net debt to total capitalisation – Net debt divided by shareholders' equity plus minority interest, non-current liabilities, current interest-bearing borrowings and overdraft

Net operating assets – total assets (excluding deferred taxation and cash) less current liabilities (excluding interest-bearing borrowings and bank overdraft)

Net assets – total assets less current liabilities

Net asset value – shareholders' equity plus deferred tax liabilities minus deferred tax assets

Net asset value per share – net asset value divided by the number of shares in issue at balance sheet date

ROE – return on average equity. Profit for the period divided by average shareholders' equity

RONOA – operating profit excluding special items divided by average net operating assets

Special items – special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure in accordance with IAS 1 paragraph 86. Such items would generally include profit and loss on disposal of property, investments and businesses, asset impairments, restructuring charges, natural disasters and non-cash gains or losses on the price fair value adjustment of plantations.

The above financial measures are presented to assist our shareholders and the investment community in interpreting our financial results. These financial measures are regularly used and compared between companies in our industry.

Supplemental information

additional information

	Quarter ended March 2008 US$ million	Quarter ended March 2007 US$ million	Reviewed Half-year ended March 2008 US$ million	Reviewed Half-year ended March 2007 US$ million
Profit for the period to EBITDA excluding special items [1] reconciliation				
Profit for the period	**155**	58	**197**	88
Net finance costs	**27**	33	**55**	70
Taxation	**39**	26	**60**	51
Special items – gains	**(124)**	(44)	**(123)**	(73)
Operating profit excluding special items	**97**	73	**189**	136
Depreciation and amortisation	**93**	94	**189**	189
EBITDA excluding special items [1]	**190**	167	**378**	325

	March 2008 US$ million	Sept 2007 US$ million
Net debt (US$ million) [2]	**2,661**	2,257
Net debt to total capitalisation (%) [2]	**50.3**	43.2
Net asset value per share (US$) [2]	**8.77**	9.37

[1] In connection with the U.S. Securities Exchange Commission ("SEC") rules relating to "Conditions for Use of Non-GAAP Financial Measures", we have reconciled EBITDA excluding special items to net profit rather than operating profit. As a result our definition retains minority interest as part of EBITDA excluding special items.

Operating profit excluding special items represents earnings before interest (net finance costs), taxation and special items. Net finance costs includes: gross interest paid; interest received; interest capitalised; net foreign exchange gains; and net fair value adjustments on interest rate financial instruments. See the group income statement for an explanation of the computation of net finance costs. Special items cover those items which management believe are material by nature or amount to the results and require separate disclosure in accordance with IAS 1 paragraph 86. Such items would generally include profit and loss on disposal of property, investments and businesses, asset impairments, restructuring charges, natural disasters and non-cash gains or losses on the price fair value adjustment of plantations.

EBITDA excluding special items represents operating profit before depreciation, amortisation and special items.

We use both operating profit excluding special items and EBITDA excluding special items as internal measures of performance to benchmark and compare performance, both between our own operations and as against other companies. Operating profit excluding special items and EBITDA excluding special items are measures used by the group, together with measures of performance under IFRS, to compare the relative performance of operations in planning, budgeting and reviewing the performances of various businesses. We believe they are useful and commonly used measures of financial performance in addition to net profit, operating profit and other profitability measures under IFRS because they facilitate operating performance comparisons from period to period and company to company. By eliminating potential differences in results of operations between periods or companies caused by factors such as depreciation and amortisation methods, historic cost and age of assets, financing and capital structures and taxation positions or regimes, we believe both operating profit excluding special items and EBITDA excluding special items can provide a useful additional basis for comparing the current performance of the operations being evaluated. For these reasons, we believe operating profit excluding special items and EBITDA excluding special items and similar measures are regularly used by the investment community as a means of comparison of companies in our industry. Different companies and analysts may calculate operating profit excluding special items and EBITDA excluding special items differently, so making comparisons among companies on this basis should be done very carefully. Operating profit excluding special items and EBITDA excluding special items are not measures of performance under IFRS and should not be considered in isolation or construed as a substitute for operating profit or net profit as indicators of the company's operations in accordance with IFRS.

[2] Refer to page 17, Supplemental Information for the definition of the term.

Supplemental information

regional information

Sales volume		Quarter ended March 2008 Metric tons (000's)	Quarter ended March 2007 Metric tons (000's)	% change	Half-year ended March 2008 Metric tons (000's)	Half-year ended March 2007 Metric tons (000's)	% change
Fine Paper –	North America	402	376	6.9	775	748	3.6
	Europe	657	626	5.0	1,281	1,261	1.6
	Southern Africa	83	87	(4.6)	159	174	(8.6)
	Total	1,142	1,089	4.9	2,215	2,183	1.5
Forest Products –	Pulp and paper operations	347	378	(8.2)	692	709	(2.4)
	Forestry operations	247	258	(4.3)	447	529	(15.5)
Total		1,736	1,725	0.6	3,354	3,421	(2.0)

		Quarter ended March 2008 US$ million	Quarter ended March 2007 US$ million	% change	Reviewed Half-year ended March 2008 US$ million	Reviewed Half-year ended March 2007 US$ million	% change
Sales							
Fine Paper –	North America	423	371	14.0	807	745	8.3
	Europe	697	597	16.8	1,335	1,184	12.8
	Southern Africa	89	89	–	176	172	2.3
	Total	1,209	1,057	14.4	2,318	2,101	10.3
Forest Products –	Pulp and paper operations	246	245	0.4	498	452	10.2
	Forestry operations	18	16	12.5	34	32	6.3
Total		1,473	1,318	11.8	2,850	2,585	10.3
Operating profit							
Fine Paper –	North America	26	3	766.7	37	5	640.0
	Europe	18	44	(59.1)	37	57	(35.1)
	Southern Africa	3	2	50.0	4	3	33.3
	Total	47	49	(4.1)	78	65	20.0
Forest Products		172	69	149.3	227	147	54.4
Corporate		2	(1)	–	7	(3)	–
Total		221	117	88.9	312	209	49.3
Special items – (gains) losses							
Fine Paper –	North America	–	–	–	2	–	–
	Europe	(2)	(32)	–	(4)	(32)	–
	Southern Africa	–	–	–	–	–	–
	Total	(2)	(32)	–	(2)	(32)	–
Forest Products		(122)	(12)	–	(121)	(41)	–
Corporate		–	–	–	–	–	–
Total		(124)	(44)	–	(123)	(73)	–

Supplemental information

		Quarter ended March 2008 US$ million	Quarter ended March 2007 US$ million	% change	Reviewed Half-year ended March 2008 US$ million	Reviewed Half-year ended March 2007 US$ million	% change
Operating profit excluding special items							
Fine Paper –	North America	26	3	766.7	39	5	680.0
	Europe	16	12	33.3	33	25	32.0
	Southern Africa	3	2	50.0	4	3	33.3
	Total	45	17	164.7	76	33	130.3
Forest Products		50	57	(12.3)	106	106	–
Corporate		2	(1)	–	7	(3)	–
Total		97	73	32.9	189	136	39.0
EBITDA excluding special items							
Fine Paper –	North America	51	29	75.9	91	57	59.6
	Europe	61	56	8.9	123	117	5.1
	Southern Africa	8	5	60.0	12	10	20.0
	Total	120	90	33.3	226	184	22.8
Forest Products		67	78	(14.1)	144	144	–
Corporate		3	(1)	–	8	(3)	–
Total		190	167	13.8	378	325	16.3
Net operating assets							
Fine Paper –	North America	1,116	1,067	4.6	1,116	1,067	4.6
	Europe	2,085	1,864	11.9	2,085	1,864	11.9
	Southern Africa	127	156	(18.6)	127	156	(18.6)
	Total	3,328	3,087	7.8	3,328	3,087	7.8
Forest Products		1,695	1,443	17.5	1,695	1,443	17.5
Corporate and other		8	8	–	8	8	–
Total		5,031	4,538	10.9	5,031	4,538	10.9

Supplemental information

summary Rand convenience translation

	Quarter ended March 2008	Quarter ended March 2007	% change	Half-year ended March 2008	Half-year ended March 2007	% change
Key figures: (ZAR million)						
Sales	10,988	9,428	16.5	20,368	18,814	8.3
Operating profit	1,649	837	97.0	2,230	1,521	46.6
Special items – gains *	(925)	(315)	–	(879)	(531)	–
Operating profit excluding special items	724	522	38.7	1,351	990	36.5
EBITDA excluding special items *	1,417	1,195	18.6	2,701	2,365	14.2
Profit for the period	1,156	415	178.6	1,408	640	120.0
Basic EPS (SA cents)	507	179	183.2	615	277	122.0
Net debt *	21,669	16,245	33.4	21,669	16,245	33.4
Cash generated from operations	1,313	1,123	16.9	2,365	2,052	15.3
Cash retained from operating activities	418	451	(7.3)	86	721	(88.1)
Net movement in cash and equivalents	(1,686)	43	–	(972)	58	–
Key ratios: (%)						
Operating profit to sales	15.0	8.9		10.9	8.1	
Operating profit excluding special items to sales	6.6	5.5		6.6	5.3	
EBITDA excluding special items to sales	12.9	12.7		13.3	12.6	
Operating profit excluding special items to average net assets	8.8	7.1		8.2	6.7	
Net debt to total capitalisation *	50.3	46.2		50.3	46.2	

* Refer to page 17, Supplemental Information for the definition of the term.

The above financial results have been translated into ZAR using the average rate of exchange of the US Dollar at the end of the relevant period

exchange rates

	March 2008	Dec 2007	Sept 2007	June 2007	March 2007
Exchange rates :					
Period end rate: US$1 = ZAR	8.1432	6.8068	6.8713	7.0393	7.2650
Average rate for the Quarter: US$1 = ZAR	7.4593	6.7488	7.0453	7.1095	7.1532
Average rate for the YTD: US$1 = ZAR	7.1465	6.7488	7.1741	7.2121	7.2783
Period end rate: EUR 1 = US$	1.5802	1.4717	1.4272	1.3542	1.3358
Average rate for the Quarter: EUR 1 = US$	1.5006	1.4556	1.3782	1.3498	1.3160
Average rate for the YTD: EUR 1 = US$	1.4790	1.4556	1.3336	1.3178	1.3021

The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:

– Assets and liabilities at rates of exchange ruling at period end; and

– Income, expenditure and cash flow items at average exchange rates.

Sappi ordinary shares



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Notes

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Other interested parties can obtain printed copies of this report from:

<table>
<tr><td>South Africa:</td><td>United States</td><td>United Kingdom:</td></tr>
<tr><td>Computershare Investor</td><td>ADR Depositary:</td><td>Capita Registrars</td></tr>
<tr><td>Services (Proprietary) Limited</td><td>The Bank of New York</td><td>The Registry</td></tr>
<tr><td>70 Marshall Street</td><td>Investor Relations</td><td>34 Beckenham Road</td></tr>
<tr><td>Johannesburg 2001</td><td>PO Box 11258</td><td>Beckenham, Kent</td></tr>
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<tr><td>Marshalltown 2107</td><td>New York, NY 10286-1258</td><td>Beckenham West</td></tr>
<tr><td>Tel +27 (0)11 370 5000</td><td>Tel +1 610 382 7836</td><td>Tel +44 (0)208 639 2157</td></tr>
</table>

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 08, 2008

SAPPI LIMITED,

by: /s/ M. R. Thompson
Name: M. R. Thompson
Title: Chief Financial Officer